UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70298

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___AEL Financial Services LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
2101 Rexford Road, Suite 310

	(No. and Street)	
Charlotte	NC	28211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	609-642-6593	shayes@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP

	(Name – if individual, state last, first, and middle name)		
20646 Abbey Woods Ct, N., STE 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)
12/21/2010		5376	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Bailey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AEL Financial Services, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:

Signature: _Elizabeth Bailey_ _____

DB6CF2FABF9B420...

Title: _____

Chief Operating Officer & Chief Compliance Offic

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AEL FINANCIAL SERVICES, LLC

Report Pursuant to Rule 17a-5
Financial Statements and Supplemental Information
For the Year Ended December 31, 2025



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
AEL Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying balance sheet of AEL Financial Services, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AEL Financial Services, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as AEL Financial Services, LLC's auditor since 2023.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 23, 2026

AEL FINANCIAL SERVICES, LLC

Balance Sheet

December 31, 2025

Assets

Cash	$	344,408
Prepaid expenses and other assets		55,682
Total assets	$	400,090

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	28,604
Total liabilities		28,604
Member's equity		371,486
Total liabilities and member's equity	$	400,090

See accompanying notes to financial statements.

(1)   Nature of Operations

AEL Financial Services, LLC (the Company), a subsidiary of NC Securities Holdco, LLC (Parent), is organized in the state of North Carolina. The Parent, a North Carolina limited liability company, is a subsidiary of American Equity Investment Life Holding Company (AEL), an Iowa corporation. On December 20, 2019, the Company was approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as a distributor and wholesaler of variable life insurance and annuities and is also approved to conduct securities activities related to best-efforts underwriting and selling group participation, private placements of securities, and mergers and acquisitions. The Company's clients are institutional and corporate entities, and the Company does not maintain custody of or receive customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

(2)   Summary of Significant Accounting Policies

(a)   *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b)   *Segment Reporting*

The Company operates as a single operating segment. The chief operating decision maker (CODM) is the Chief Operating Officer who evaluates the Company's financial performance and allocates resources on an entity-wide basis. The Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting.*

(c)   *Cash*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balances with an accredited financial institution. At times the balances may be in excess of federally insured limits. Balances at year end and at various times during the year have exceeded federally insured limits of $250,000.

(d)   *Income Taxes*

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income

is reported on its member's federal income tax return. Thus, no income taxes have been recorded in the financial statements for the year ended December 31, 2025.

(e) ***Revenue Recognition***

For the year ended December 31, 2025 the Company's revenue consisted of distribution allowance income from an affiliate (see note 3). Distribution allowance income is earned on an ongoing basis and is recognized monthly.

(3) Transactions with Affiliates

The Company, its Parent and other affiliates are under common control. The existence of that control could create operating results and financial positions significantly different than if the companies were autonomous.

The Company entered into a Distribution Agreement (the Agreement) with an affiliate, American Equity Investment Life Insurance Company (AEILIC), effective October 31, 2022. The Agreement will remain in effect unless terminated by either party upon thirty (30) days' written notice. Under the terms of the Agreement, AEILIC pays the Company a monthly allowance of $30,000 to enable the Company to provide distribution and wholesaling services for fixed annuity and registered annuity products offered by AEILIC to third-party selling firms and their sales representatives. The allowance covers expenses incurred in creating the support systems and regulatory environment for the Company to meet its contractual obligations. The Company is responsible for distributing AEILIC contracts for the fixed annuity and registered annuity products through various third-party broker-dealers and insurance agencies. The Company will also provide information and marketing support and will be responsible for the filing of advertisements, marketing literature and educational materials required by FINRA. To the extent that the Company's monthly expenses incurred in the performance of these services exceed the monthly allowance, AEILIC will reimburse the Company at cost. The Company recorded $360,000 in distribution allowance income in its statement of operations. Monthly expenses incurred in performance of the services did not exceed the monthly distribution allowance in any month for the year ended December 31, 2025.

The Company reimburses AEILIC for salaries and other employment costs for the services of management personnel and other expenses AEILIC incurs on the Company's behalf, including technology and communications costs. Salaries and other employment costs are subject to a 10% markup.

The statement of operations includes the following balances transacted with AEILIC:

Distribution allowance income	$	360,000
Salaries and other employment costs	$	118,563
Legal and professional fees		8,000
Technology and communications		4,920

The Company reimburses an affiliate, Eagle Life Insurance Company (Eagle), for salaries and other employment costs for the services of management personnel, subject to a 10% markup. In addition to amounts reported above, the statement of operations includes $61,177 in salaries and other employment costs paid to Eagle for the year ended December 31, 2025. At December 31, 2025 there were not amounts due to or from affiliate.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker dealer, which requires the maintenance of minimum net capital defined as the greater of $5,000 or a ratio of aggregate indebtedness to net capital. As of December 31, 2025, the Company had net capital of $315,804 which was $310,804 in excess of its minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0906 to 1.

(5) Subsequent events

On January 12, 2026, the Company received regulatory approval for a merger with ANICO Financial Services, Inc. (the "Merger"), a registered broker-dealer which is considered a related party as defined in U.S. GAAP. The Merger is subject to customary closing conditions, including formalization of the closing agreement, and is expected to close in 2026. The Merger had not been consummated as of December 31, 2025 or as of the date these financial statements were available to be issued.

The Company has evaluated subsequent events from the balance sheet date through March 23, 2026, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.